

April 29, 2014

Via E-mail
John R. Haddock
Executive Vice President and Chief Financial Officer
First Security Group, Inc.
531 Broad Street
Chattanooga, TN 37402

> **Re:** **First Security Group, Inc.**
> **Post-Effective Amendment No. 1 to Form S-1 on Form S-3**
> **Filed April 18, 2014**
> **File No. 333-188137**

Dear Mr. Haddock:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Form S-1 on Form S-3

General

1.	We note your disclosure in your December 31, 2013 Form 10-K, incorporated by reference into the current registration statement, that you are currently not in compliance with certain provisions of the Written Agreement. Please confirm to us that you have fully disclosed the impact of the Written Agreement on your operations and results of operations in your registration statement, or revise to provide such disclosure in a Recent Developments section.

Incorporation of Certain Information by Reference, page (iii)

2.	Please revise to state that all documents *subsequently* filed by you with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into the prospectus.

Selling Shareholders, page 10

3.   We note that the information provided in the Selling Shareholders table is as of June 6, 2013. Please update the table so that the information is current at the time of your amended filing. In particular, the revised table should be updated to quantify:

- the Shares registered for resale by each Selling Shareholder in this offering that continue to be held by such Selling Shareholder; and
- the Shares that have been sold by each Selling Shareholder in this offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
        Robert D. Klingler, Esq.